FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank

(Translation of Registrant’s Name into English)

Bandera 140

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item
1.	Material Event June 20, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Date: June 22, 2012	By:	/s/ Juan Pedro Santa María
	Name: Title:	Juan Pedro Santa María General Counsel

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in the Board meeting held on June 20, 2012, the Board approved to contract with the related party Produban España a service contract to obtain an additional communications line for data processing to serves as an additional backup in case the existing lines have problems.

Regarding this operations, the Board members Lucía Santa Cruz Sutil, Mauricio Larraín Garcés, Oscar von Chrismar Carvajal, Víctor Arbulú Crousillat, Marco Colodro Hadjes, Roberto Zahler Mayanz, Roberto Méndez Torres, Carlos Olivos Marchant, Lisandro Serrano Spoerer and Raimundo Monge expressed that this contract is convenient for the Bank and that the price, terms and conditions of this contract have been made at market prices and in line with the favorable opinion of the Bank’s Audit Committee.

The Board also informs that the Board members Vittorio Corbo Lioi and Jesus Zabalza Lotina abstained from this decision given that the former is a board member and the latter a general director of Banca Santander S.A. (Grupo Santander), since Produban is owned by Grupo Santander.

Sincerely,

Claudio Melandri Hinojosa

Chief Executive Officer